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Goldseek Merk Interview (EDGAR).doc

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Axel Merk Chris Waltzek Sep. 11, 2015. Chris Waltzek ©2015. A Spina Waltzek Production ©2015 http://www.royaltyfreemusic.com/

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Chris Waltzek:  All right. It's time for more Goldseek.com radio. Today's featured guest, Axel Merk of Merk Investments.

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Chris:  Axel Merk, President and CIO of Merk Investments, Manager of the Merk Funds as well as Author of "Sustainable Wealth." Welcome back, Mr. Merk.

Axel Merk:  Great to be with you.

Chris:  You've noted recently that even if the Fed raises rates, it could be ill-timed that they just simply are not keeping in step with the interest rate, and monetary policy for that matter, around the world.

Axel:  Intentionally so, I might say. Since the spring, I believe, April of 2014, the last paragraph of the FOMC statement says that, even as they will start to raise rates, and that would be because the GDP growth, and inflation goes back to what is historically be considered normal, rates will likely be lower than what is considered normal. They use fancy words, but basically the Fed is all but promising, and that is my interpretation, to be behind the curve.

Bernanke was pretty good at articulating that. He said, when you are faced with a credit bust, you don't to be raising rates too early. You want to, and that's my interpretation, err on the side of inflation, because if you raise rates too early, odds are that deflationary forces will take over again.

Yellen doesn't have this framework of the Great Depression. She uses employment as an excuse, but it's ultimately the same thing. They want to be behind the curve, they want inflation to go up. The only problem [laughs] they have, of course, is the moment they're trying to take the foot off the accelerator, the world keeps crashing down.

The reason that happens, by the way, is that Fed policy have inflated asset prices. The moment you step away from that, asset prices come back down. When you've tried to boost economic growth without a price inflation, well, guess what? When asset prices come down, it also causes headwind through the real economy.

Chris:  With the upcoming political drama in 2016, November presidential election, do you feel that, perhaps, the Fed governors and policy makers, although you say clearly they've painted themselves into a corner, that if they're going to act, they may have to act soon, because they certainly wouldn't want to be seen as making waves, or taking any political stance, amid the election season.

Axel:  They're worried about so many different things, I think they haven't even noticed that the election is coming up next year. Central Bank, you may like them or not, but they should set policy. They should set the guidepost up on which to price things.

You can price risk based on what the Federal Reserve is going to do. The problem we're in is that the so called "Data Dependent Fed" is leading the [inaudible 00:03:04] like everybody else. They are reacting to the latest move on the stock market, to the latest this and that. They don't quite know what they're doing.

They get worried about the Chinese sneezing or something happening in this part of the world, or that part of the world. That gets them to have their hands tied and ultimately some people say, "Well, it's better than to make a promise and then not live up to it." I don't know. You look at what's going to happen. You set the course and adjust according to the reality. The election itself, I don't think that's going to be the key driver here.

I think the bigger issue they have is Mr. Market itself. That the rising volatility in the market which has to come sooner or later is going to tie their hands. Because what a rising volatility does, is that it makes investors more risk averse and the whole point of QE [inaudible 00:03:56] is money printing was to take risk away, that things are no longer risky. Investing in anything is "risk clear," but of course it isn't.

Risk premium had been compressed, junk bonds don't yield anything anymore and volatility in the stock market had been low. Now is the Fed is trying to engineer an exist, risk of coming back with vengeance.

Chris:  As you've noted in the past, what the Fed does when they essentially issue a put for investors, is reduce volatility and risk to virtually null. That has the effect, if you will of leading to complacency. For instance, obviously investors start to just get used to the idea, well stocks always moves up. It happens since 2009. Obviously, the Fed is there, they have our backs.

A monitory policy, the plunge protection team is certainly a strong combination. However, as Nassim Taleb just found out and so did his Hedge Fund Investors, you can make a billion dollars in a week if you prepare for spikes and volatility. That's certainly what we've seen lately. Should investors be bracing for more volatility?

Axel:  The world is of course still risky and yes is the short answer. But what happens is when the stock market is rising and rising and rising on a back of low volatility, then people put in the money not appreciating how risky these markets are. Of course, markets are still risky. When risk comes back to the market, investors will say, "I didn't sign up for that."

Of course, the time to diversify your portfolio is always been the good times but in practice that rarely ever happens. Now, I believe the shift that has happened recent weeks is rather than glass being half full, investors will now look at the glass half empty. Because what they should have done, they should have taken some chips off the table but the problem of course where you put your chips, you get zero percent interest on cash.

If you put your money in bonds, good luck, they might be going down in rising interest rate environment. We've been approached by folks that say, "Well, what about a put option strategy or this or that?" I say, "Yeah, we can do that, but ultimately it means you just have too much money in the stock market, right?"

Now the volatility is back and people are coming back from the summer break and they realize, "Maybe I should put some of the stuff into more secure places," and that of course happens not just with retail investors. Any professional investor, when volatility is up, is pairing down leverage as well.

Of course, when everybody does it together, asset prices comes down and that's why we've been warning, we came out in early August with a note that, "I'm shorting the market not just been in cash," and people said, 'Why on earth would a currency and precious metals guy talk about the stock market?" Two weeks later I said, "Oh it's because of the currencies that the markets are crushing."

It is time to be very careful in this market, both on our fundamental and on a technical level but also from the metrics we look at, which is a lot of it is compliancy driven, meaning compliancy is our biggest verbal indicator that we have, we're extremely concerned about the markets right now.

Chris:  There is diversification, obviously investors can turn to this, the free launch if you will. However, it's becoming harder to find balanced portfolio or harder to hide, if you will, from volatility as many of these markets have become highly correlated. I think we see this just across the board.

Investors used to be able to turn, let's say the stocks and bonds and throw in a little bit of precious metals, but in a deflation environment, all three of those assets classes could find themselves in trouble. Are you recommending currency exposure? For instance, the green buck has done remarkably well. It's in a solid up trend. Give us your idea on the current markets please.

Axel:  First of all there is no easy answer. If you look at the correction in August as well, anything that was a slam dunk went the other direction and by all means, one of the things that you might have noticed, you've just mention the green buck, the dollar was rising over the past year. It was rising on a back up of a rising stock market. That's not suppose to happen.

What's suppose to be happening is that the dollar is rising in flight to quality and so sure enough when the markets came tumbling down on August, the dollar was falling at the same time, you couldn't hide in the traditional safe haven places. The reason for that was of course, the past anyway, that "everybody" hated the Euro, people were short the Euro, people used it as a funding currency for carry trades, whatever way you want to call it.

Then when volatility came up, people lowered their exposure and when you lower your exposure, you have to buy back the Euro. That's how we can have these awkward things happening.

I would not recommend people to kind of go all out and buy the green buck because everybody else loves the green buck, we have raising rates and what not, everything looks great in the US. In my view things are not perfect in the US and things are not quite as bad in the rest of the world. There is too much good news priced into the dollar and ultimately and we see that when you have over exposed position what can happen.

What you can do with currencies is, you can design a portfolio that has a low coalition to something else. Say you take a position of the Euro versus the Swedish crown, to the Australian dollar versus the New Zealand dollar. Now clearly most people won't do that and can't do that but what you can do with that is, you can generate by design a return stream that is not collated to your portfolio. That's why investors, I think, should at least have a look at some of these alternative strategies because, as you point out, things are highly correlated.

How do you hide, how do you diversify? Bernanke talked about the toolbox, that's why I think it's very valuable to have a toolbox available to be ready for what's ahead and I think the time has come for...If volatility is going to be elevated, if asset prices are going to come down, for strategies that are long short strategies, be it on the currency side, maybe on the equity side or some other areas, obviously all of these have gone such a risk and pitfalls that you've got to think out of the box for the environment as it is.

Chris:  One asset class that has safe haven properties at least in some economic environments, the precious medals. Sometimes viewed as a currency, even the currency of last resort, this asset class has suffered in the recent years. Do you see any silver lining, do you see any light on the horizon for precious metals investors and [inaudible 00:10:16] ?

Axel:  I think about it, we talked about things out of favor, gold is out of favor by most people, stocks are in favor. From that point of view alone, it's worth looking at it. Then I mentioned earlier that in my view the Fed is all but promising to be behind the curve and rising rate environment, in my view, matters less so than where real interest rates are.

Gold being a break obviously doesn't pay any interest and it's a good competitor to cash, we don't get compensated holding cash. I don't think you get compensated for cash, I don't think we're going to be compensated properly anyway for cash going forward, if the Fed is going to curve.

I don't think we can afford positive real interest rates in a decade from now and as such I think gold plays a good role. Then on top of that, gold does have, in a long run anyway, a near zero correlation to equities, another reason to consider gold.

I do have to say I did chat with, at the time, active policy makers at the FOMC and mentioned my view that, "Hey, I don't think we can afford positive real interest rates in a decade from now." He looked me and said, "Well, you don't think that's possible because that wouldn't create stable equilibrium," and my response was, "I never said it going to be stable."

Chris:  As we wrap up today, can you tell investors any other markets you are watching or perhaps any other topicality that you think pertinent for our listeners?

Axel:  The good old basic thing is that you always want to be properly diversify, but it doesn't mean the same thing as it meant in the past, because just being diversify to different industries doesn't cut it. Odds are investors are over-exposed to stocks because they've been riding the wave up. Take chips off the table, consider doing that, and then beyond that, think out of the box.

We have Currency Mutual funds. We have Gold ETF. Those are all things investors can look at. But ultimately, it is about trying to see how can one be defensive in a world where everybody is pushed into risky assets. That also means, leaving chips off the table. You don't have to chase every rally that's out there. You want to have chips on the table for when the markets come down that you have some firing power go back into the market.

Chris:  Please, tell people more about Merk Investments as well the Merk Funds.

Axel:  Yeah, sure. Come to our website merkinvestments.com, and we have a free newsletter. I tweet a lot. If you want to have instantaneous interpretation on the news, follow me on Twitter. @AxelMerk is my handle. We do have three Currency Mutual Funds and a Gold ETF.

All of that you can find it in our website. The links are there. But as a first step, follow me on Twitter and sign up for the newsletter if you want to hear more about our views. We also have a webinar coming up on how to prepare for potential crash. Information of that is on our website as well. Come to our website and learn more about what we do.

Chris:  One interesting note about the gold or at least fund that you manage, as I understand it looking over the literature, this is actually a deliverable fund. Can you tell to our investors more?

Axel:  Yes, certainly. We have a Gold ETF that holds London Bars in London. Investors holding the Gold ETF have the pro-rata ownership in the underlining gold. Investors may any time request delivery, most people don't. But I want to deliver feature is not just theoretical. It's a real one. You can request delivery of the London Bars, but when you request delivery you can also request an exchange into coins.

You can literally have American gold eagles or very common coins delivered to your doorstep. The process takes a good week, and it's scalable. We can, if we have [inaudible 00:13:49] people trying to take delivery. We can do it, and we have done it in practice. The ETF tracks the price of gold and so it acts like an ETF but it's deliverable. It´s something for some investors to look at.

Chris:  That's remarkable, because I think it's clear that many of these top ETF, including street tracks, Gold ETF, the top GLV ticker symbol, simply, they do have the option of deliverability, but you have to be a major player.

As I understand it, it's typically an access of a million dollars of an ETF invest, often times substantially more. It's really up to the discretion of the fund manager, so there's no guarantees that anybody owns these ETF shares. I hope our listeners will invest or at least take a look at the literature. Is there a ticker symbol that you would like to share today?

Axel:  Yes, the ticker is OUNZ. Of course guarantees is another word that this industry likes to use, but yes, this is a deliverable Gold ETF where investors may request delivery of the gold. It trades like an ETF, and you can take delivery of the physical gold.

By the way, one very nice feature, in my view anyway, is that taking delivery in itself is not a taxable event. That means if you have appreciated shares of the Merk Gold Trust, and you decide to [inaudible 00:15:09] on the coins instead. A lot of times [inaudible 00:15:11] like to have the coins at home, or like to have them shipped to Canada or somewhere else, we can make that happen. That in itself it's not a taxable event because you already own the gold, you are just taking delivery of it.

That is something that if you own other Gold ETF, even if they claim that they provide delivery, usually you'll have to sell the ETF, pay potential taxes, and then with the proceeds you can buy the coins. Whereas with ours, you can actually just take delivery of what you already own.

Chris:  O-U-N-Z, look into this ticker symbol. We appreciated your thoughts. Please keep up the great work and hopefully return to our show soon.

Axel:  My pleasure.

Transcription by CastingWords

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